Exhibit 99.1

iClick Interactive Asia Group Limited
Reports Fourth Quarter and Full Year 2018

Unaudited Financial Results

—Record High Gross Profit for 2018 Fourth Quarter and Full Year —

—- 2018 Mobile Audience Solutions Gross Billing up 91% from Prior Year —

— 2018 Mobile Audience Solutions Net Revenues up 38% from Prior Year to US$140.4 Million —

Hong Kong, March 25, 2019 — iClick Interactive Asia Group Limited (“iClick”) (NASDAQ: ICLK), a leading independent online marketing and data technology platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

	Three Months Ended December 31,			Year Ended December 31,
(US$ in thousands) (Unaudited)	2017	2018	Percentage change	2017	2018	Percentage change
Financial Metrics:
Net revenues
Mobile audience solutions	34,174	33,951	(1)%	101,426	140,428	38%
Other solutions	5,587	5,553	(1)%	23,832	19,589	(18)%
Total net revenues	39,761	39,504	(1)%	125,258	160,017	28%
Gross profit	9,716	11,753	21%	29,525	39,120	32%
Adjusted EBITDA[1]	(2,224)	(885)	N/M	(4,515)	1,564	N/M
Adjusted net loss[1]	(3,775)	(1,291)	N/M	(11,198)	(4,669)	N/M
Diluted adjusted net loss per ADS[1]	(0.24)	(0.02)	N/M	(0.59)	(0.09)	N/M
Operating Metrics:
Gross billing
Mobile audience solutions	67,756	79,139	17%	172,194	328,702	91%
Other solutions	18,669	18,918	1%	76,085	71,047	(7)%
Total gross billing	86,425	98,057	13%	248,279	399,749	61%

“2018 was a very productive year for iClick, as we continued to achieve record high results in various key financial and operating metrics, including gross billing, net revenues, gross profit, and adjusted EBITDA. We also reported historically low adjusted net loss for the year.  Additionally, we strengthened our business through organic growth and acquisitions, and continued the transformation of our Company to a CRM & Marketing Cloud Platform,” said Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick. “The strategic investments we are making today help position iClick for faster and more efficient execution of our business strategy, while providing global brands with more robust offerings to help them make better-informed marketing decisions.

1    For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“We believe our market-leading Chinese consumer dataset, experience in serving enterprise-level clients and strong data analytics capability, combined with plans to strengthen our online marketing position, build new revenue streams, increase cash flow and expand margins, will continue to drive solid growth for years to come,” Hsieh said.

Fourth Quarter 2018 Results:

Net revenues for the fourth quarter of 2018 were US$39.5 million, compared with US$39.8 million for the fourth quarter of 2017. The decrease was primarily as a result of depreciation of the Renminbi against the US dollar by 5% compared with the fourth quarter of 2017, and the Company’s adoption of FASB Accounting Standards Codification Topic 606 “Revenue from Contracts with Customers” (“ASC 606”), effective from January 1, 2018, applying the modified retrospective method such that prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605. The adoption of ASC 606 resulted in a 2 percentage point decrease in net revenues when compared with the fourth quarter of 2017.2

Net revenues from mobile audience solutions were US$34.0 million for the fourth quarter of 2018, a slight decrease from US$34.2 million in the fourth quarter of 2017, primarily as a result of depreciation of the Renminbi against the US dollar but almost offset by ongoing demand in this segment.

Net revenues from other solutions remained relatively stable at US$5.6 million for the fourth quarter of 2018, compared to the same period of 2017.

Gross profit for the fourth quarter of 2018 increased by 21% to US$11.8 million, from US$9.7 million for the fourth quarter of 2017, due to an increase in gross profit from mobile audience solutions and enterprise solutions resulting from transactions with higher gross profit margin.

Total operating expenses were US$22.3 million for the fourth quarter of 2018, compared with US$15.5 million for the fourth quarter of 2017. The increase was primarily the result of incentive-based stock compensation and expenses for new business development for our CRM and marketing technology.

Operating loss was US$10.5 million for the fourth quarter of 2018, compared with an operating loss of US$5.8 million for the fourth quarter of 2017, as a result of the above.

Net loss totalled US$8.1 million for the fourth quarter of 2018, a decrease of 7% from US$8.7 million for the fourth quarter of 2017, mainly attributable to the fair value gain on convertible notes of US$0.5 million in the fourth quarter of 2018, as compared to fair value loss on derivative liabilities of US$3.1 million in the fourth quarter of 2017 in connection with all of the Company’s series preferred shares. In addition, there was income tax benefits of US$1.0 million in the fourth quarter of 2018 as a result of tax planning. These were partially offset by the increase of incentive-based stock compensation.

2     For more details, please see note 4 under the “Unaudited Condensed Consolidated Statements of Comprehensive Loss”.

Net loss attributable to the Company’s shareholders per basic and diluted ADS was US$0.15, compared with a net loss per basic and diluted ADS of US$0.41 for the fourth quarter of 2017.

Gross billing3 reached US$98.1 million for the fourth quarter of 2018, up 13% from the fourth quarter of 2017, primarily as a result of the growth in mobile audience solutions. Gross billing from mobile audience solutions totalled US$79.1 million for the fourth quarter of 2018, a 17% increase from the fourth quarter of 2017, as a result of higher demand from marketers. Gross billing from other solutions was US$18.9 million for the fourth quarter of 2018, an increase of 1% from the fourth quarter of 2017.

Adjusted EBITDA for the fourth quarter of 2018 was a loss of US$0.9 million, compared with a loss of US$2.2 million for the fourth quarter of 2017, primarily resulting from a substantial increase in gross profit. For a reconciliation of the Company’s adjusted EBITDA to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss for the fourth quarter of 2018 was US$1.3 million, compared with a loss of US$3.8 million for the fourth quarter of 2017. For a reconciliation of the Company’s adjusted net loss to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

As of December 31, 2018, the Company’s cash and cash equivalents increased to US$39.8 million, from US$19.4 million at December 31, 2017. Time deposits amounted to US$nil, compared with US$25.0 million at December 31, 2017. Short-term investment, which represents investment deposit product amounted to US$17.4 million and US$nil as of December 31, 2018 and December 31, 2017, respectively.

Full Year 2018 Results:

Net revenues for 2018 were US$160.0 million, an increase of 28% from US$125.3 million in 2017, primarily as a result of an increase in net revenues from mobile audience solutions, partially offset by the Company’s adoption of ASC 606 as described above, which resulted in a 2 percentage point decrease in net revenues when compared with 2017.

Net revenues from mobile audience solutions increased by 38% to US$140.4 million for 2018, from US$101.4 million in 2017, primarily as a result of the strong market demand for the Company’s mobile audience solutions.

3 Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Net revenues from other solutions were US$19.6 million for 2018, compared with US$23.8 million for 2017, primarily as a result of the Company’s strategic focus on its mobile audience solutions compared with other solutions.

Gross profit increased by 32% to US$39.1 million in 2018 from US$29.5 million in 2017, mainly as a result of an increase in gross profit from mobile audience solutions.

Total operating expenses were US$66.6 million for 2018, compared with US$44.7 million for 2017. The increase was resulted primarily from incentive-based stock compensation expense, and the operating expenses for new business development in relation to our CRM and marketing technology. Total operating expenses in 2018 also included US$2.2 million directly attributable to the issuance of US$30 million of convertible notes in the third quarter of 2018.

Operating loss for 2018 was US$27.5 million, compared with an operating loss of US$15.2 million for 2017, as a result of the above.

Net loss totalled US$32.6 million for 2018, compared with US$24.6 million for 2017, mainly attributed to the increase in incentive-based stock compensation expense as described above, but partially offset by the recognition of a fair value loss on convertible notes of US$4.8 million for 2018, as compared with the fair value loss on derivative liabilities of US$10.2 million last year in connection with all series of the Company’s preferred shares.

Net loss attributable to the Company’s shareholders per basic and diluted ADS was US$0.61, compared with a net loss per basic and diluted ADS of US$1.07 last year.

Gross billing grew to US$399.7 million for 2018, up 61% for 2017, primarily as the result of growth in mobile audience solutions. Gross billing from mobile audience solutions totalled US$328.7 million for 2018, representing an increase of 91% from last year, as a result of greater mobile marketing spend by the Company’s clients, and increase in the number of marketers. Gross billing from other solutions was US$71.0 million for 2018, a decrease of 7% from 2017.

Adjusted EBITDA for 2018 was US$1.6 million, compared with a loss of US$4.5 million for 2017, primarily resulting from a substantial increase in gross profit. For a reconciliation of the Company’s adjusted EBITDA to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss attributable to the Company’s shareholders was US$4.7 million, compared with US$11.2 million last year. For a reconciliation of the Company’s adjusted net loss to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Outlook

Based on the information available as of the date of this press release, iClick provided the following outlook for the full year 2019 and the first quarter of 2019:

Full Year 2019:

•                  Net revenues are estimated to be between US$200 million and US$220 million for 2019.

•                  Gross profit margin is estimated to be between 28% and 30%.

First Quarter 2019:

•                  Net revenues are estimated to be between US$38 million and US$42 million.

•                  Gross profit margin is estimated to be between 26% and 28%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under “Safe Harbor Statement”.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 25, 2019 (8:00 PM Beijing/Hong Kong time on March 25, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	4978334

Participants should dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “iClick Interactive.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.i-click.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers until April 1, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	4978334

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing and data technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills  various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009, currently operating in nine locations worldwide including Asia and London. For more information, please visit http://ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision making purposes.

The Company believes that adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set out in this press release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; fluctuations in foreign exchange rates; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	PondelWilkinson Inc.
Lisa Li	Evan Pondel/Laurie Berman
Phone: +852-3700-9065	Tel: +1-310-279-5980
E-mail: ir@i-click.com	E-mail: iclk@pondel.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2017	2018	2017	2018

Net revenues[4]	39,761	39,504	125,258	160,017
Cost of revenues[4]	(30,045)	(27,751)	(95,733)	(120,897)
Gross profit	9,716	11,753	29,525	39,120

Operating expenses
Research and development expenses	(1,200)	(2,451)	(5,778)	(10,737)
Sales and marketing expenses	(8,287)	(12,747)	(25,935)	(32,080)
General and administrative expenses	(6,056)	(7,101)	(12,983)	(23,757)
Total operating expenses	(15,543)	(22,299)	(44,696)	(66,574)
Operating loss	(5,827)	(10,546)	(15,171)	(27,454)
Interest expense	(130)	(79)	(551)	(352)
Other gains, net	405	925	1,841	687
Fair value loss on derivative liabilities	(3,134)	—	(10,190)	—
Fair value gain/(loss) on convertible notes	—	546	—	(4,837)
Loss before income tax expense	(8,686)	(9,154)	(24,071)	(31,956)
Income tax (expenses)/benefit	(49)	1,015	(548)	(655)
Net loss	(8,735)	(8,139)	(24,619)	(32,611)
Net loss attributable to noncontrolling interests	—	202	—	202
Net loss attributable to iClick Interactive Asia Group Limited	(8,735)	(7,937)	(24,619)	(32,409)
Accretion to convertible redeemable preferred shares redemption value	(1,057)	—	(1,662)	—
Accretion to redeemable ordinary shares redemption value	(2,371)	—	(3,650)	—

Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(12,163)	(7,937)	(29,931)	(32,409)

Net loss	(8,735)	(8,139)	(24,619)	(32,611)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(10)	1	(79)	(2,547)

Comprehensive loss	(8,745)	(8,138)	(24,698)	(35,158)
Comprehensive loss attributable to noncontrolling interests	—	202	—	202
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(8,745)	(7,936)	(24,698)	(34,956)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.41)	(0.15)	(1.07)	(0.61)
— Diluted	(0.41)	(0.15)	(1.07)	(0.61)
Weighted average number of ADS used in per share calculation:
— Basic	29,699,102	54,556,147	27,863,006	52,904,817
— Diluted	29,699,102	54,556,147	27,863,006	52,904,817

4  On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. The adoption did not have any impact to the accumulated deficit as of January 1, 2018.  As a result of the adoption, certain rebates to marketers are presented net of revenues, as opposed to being included in cost of revenues in prior periods.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of December 31,
	2017	2018
Assets
Current assets
Cash and cash equivalents	19,401	39,828
Time deposit	25,000	—
Short-term investment	—	17,427
Accounts receivable, net of allowance for doubtful receivables of US$1,478 and US$1,507 as of December 31, 2017 and December 31, 2018, respectively	40,798	65,627
Rebates receivable	1,334	4,067
Prepaid media costs	37,784	19,107
Other current assets	3,107	3,242
Income tax receivable	3	—
Total current assets	127,427	149,298
Non-current assets
Deferred tax assets	850	1,153
Property and equipment, net	1,165	329
Intangible assets, net	10,600	7,247
Goodwill	48,496	48,496
Long-term investment	—	503
Other assets	284	232
Total non-current assets	61,395	57,960

Total assets	188,822	207,258

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$29 and US$45 as of December 31, 2017 and December 31, 2018, respectively)	3,904	6,557
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$5,986 and US$1,300 as of December 31, 2017 and December 31, 2018, respectively)	33,037	27,191
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$804 and US$1,776 as of December 31, 2017 and December 31, 2018, respectively)	16,129	16,348
Bank borrowings	10,486	9,439
Convertible notes at fair value	—	34,837
Income tax payable	2,123	2,779
Total current liabilities	65,679	97,151
Non-current liabilities
Accrued liabilities and other non-current liabilities (including accrued liabilities and other non-current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$nil as of December 31, 2017 and December 31, 2018, respectively)	—	673
Deferred tax liabilities	3,159	2,794
Total non-current liabilities	3,159	3,467

Total liabilities	68,838	100,618

	As of December 31,	As of December 31,
	2017	2018
Equity
Ordinary shares — Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2017 and December 31, 2018, respectively; 21,238,825 and 23,166,092 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively)	21	23
Ordinary shares — Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2017 and December 31, 2018, respectively; 4,820,608 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively)	5	5
Treasury shares (2,123,382 shares and 1,363,860 shares as of December 31, 2017 and December 31, 2018, respectively)	(2,093)	(576)
Additional paid-in capital	274,294	293,072
Statutory reserves	81	81
Accumulated other comprehensive losses	(3,320)	(5,867)
Accumulated deficit	(149,004)	(181,413)
Total shareholders’ equity	119,984	105,325
Noncontrolling interests	—	1,315

Total equity	119,984	106,640

Total liabilities and equity	188,822	207,258

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) income tax expenses/(benefit), (iv) share-based compensation, (v) fair value loss on derivative liabilities, (vi) fair value (gain)/loss on convertible notes, (vii) other gains, net, (viii) convertible notes issuance cost, (ix) professional fees in relation to acquisitions, and (x) net loss attributable to noncontrolling interests.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA to net loss for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
(Unaudited)	2017	2018	2017	2018

Net loss	(8,735)	(8,139)	(24,619)	(32,611)
Add / (less):
Depreciation and amortization	1,372	1,342	5,584	5,226
Interest expense	130	79	551	352
Income tax expenses/(benefit)	49	(1,015)	548	655
EBITDA	(7,184)	(7,733)	(17,936)	(26,378)
Add / (less):
Share-based compensation	2,231	6,396	5,072	19,679
Fair value loss on derivative liabilities	3,134	—	10,190	—
Fair value (gain)/loss on convertible notes	—	(546)	—	4,837
Other gains, net	(405)	(925)	(1,841)	(687)
Convertible notes issuance cost[5]	—	—	—	2,190
Professional fees in relation to acquisitions[6]	—	1,721	—	1,721
Net loss attributable to noncontrolling interests	—	202	—	202
Adjusted EBITDA	(2,224)	(885)	(4,515)	1,564

Adjusted net loss represents net loss before (i) share-based compensation, (ii) fair value loss on derivative liabilities, (iii) fair value (gain)/loss on convertible notes, (iv) other gains, net, (v) convertible notes issuance cost, (vi) professional fees in relation to acquisitions, and (vii) net loss attributable to noncontrolling interests. There is no material tax effects on these non-GAAP adjustments.

5  Convertible notes issuance cost represents one-off transaction cost for the issue of convertible notes, including success fee, legal and professional fee, and consulting fee.

6  It represents one-off transaction cost for acquisitions, including consulting fee, and legal and professional fee.

The table below sets forth a reconciliation of the Company’s adjusted net loss to net loss for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
(Unaudited)	2017	2018	2017	2018

Net loss	(8,735)	(8,139)	(24,619)	(32,611)
Add / (less):
Share-based compensation	2,231	6,396	5,072	19,679
Fair value loss on derivative liabilities	3,134	—	10,190	—
Fair value (gain)/loss on convertible notes	—	(546)	—	4,837
Other gains, net	(405)	(925)	(1,841)	(687)
Convertible notes issuance cost	—	—	—	2,190
Professional fees in relation to acquisitions	—	1,721	—	1,721
Net loss attributable to noncontrolling interests	—	202	—	202
Adjusted net loss	(3,775)	(1,291)	(11,198)	(4,669)

The basic and diluted adjusted net loss per ADS for the periods indicated are calculated as follows:

	Three Months Ended December 31,		Year Ended December 31,
(Unaudited)	2017	2018	2017	2018

Numerator:
Adjusted net loss	(3,775)	(1,291)	(11,198)	(4,669)

Accretion to convertible redeemable preferred shares redemption value	(1,057)	—	(1,662)	—
Accretion to redeemable ordinary shares redemption value	(2,371)	—	(3,650)	—
	(7,203)	(1,291)	(16,510)	(4,669)

Denominator:
Denominator for basic and diluted net loss per ADS
- weighted average ADS outstanding	29,699,102	54,556,147	27,863,006	52,904,817

Basic adjusted net loss per ADS	(0.24)	(0.02)	(0.59)	(0.09)

Diluted adjusted net loss per ADS	(0.24)	(0.02)	(0.59)	(0.09)